UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

BLUEROCK RESIDENTIAL GROWTH REIT, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09627J102

(CUSIP Number)

John W. McCullough, Esq.

c/o Harbert Special Opportunity Fund, LP

2100 Third Avenue North Suite 600

Birmingham, AL 35203

Telephone Number 205-987-5576

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 09627J102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harbert Special Opportunity Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,282,641
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARES DISPOSITIVE POWER 1,282,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14.	TYPE OF REPORTING PERSON* PN

CUSIP No. 09627J102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harbert Special Opportunity Fund GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,282,641
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARES DISPOSITIVE POWER 1,282,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14.	TYPE OF REPORTING PERSON* OO

CUSIP No. 09627J102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harbert Fund Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,282,641
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARES DISPOSITIVE POWER 1,282,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14.	TYPE OF REPORTING PERSON* IA, CO

CUSIP No. 09627J102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harbert Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,282,641
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARES DISPOSITIVE POWER 1,282,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14.	TYPE OF REPORTING PERSON* CO

CUSIP No. 09627J102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jack Bryant
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,282,641
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARES DISPOSITIVE POWER 1,282,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 09627J102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd N. Jordan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,282,641
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARES DISPOSITIVE POWER 1,282,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 09627J102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raymond Harbert
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,282,641
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARES DISPOSITIVE POWER 1,282,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.56%
14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 09627J102

SCHEDULE 13D

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on October 29, 2018, as amended from time to time (the “Schedule 13D”), relating to the Issuers’ Class A Common Stock (the “Shares”) of Bluerock Residential Growth REIT, Inc., a Maryland corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplement ally amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Since the filing of the Schedule 13D on October 29, 2018, the Fund has expended a total of $467,749 to acquire 55,000 additional Shares. Such funds were provided by the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Todd N. Jordan and Raymond Harbert, through their roles exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by Harbert Special Opportunity Fund, LP is approximately $11,746,800.15.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

On March 18, 2019, the Reporting Persons delivered a letter to the Chief Executive Officer of the Issuer. The full text of the letter is attached hereto as Exhibit 99.1 to this filing and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) - (e) As of the date hereof, HFA, HMC, Fund GP, the Fund, Jack Bryant, Todd N. Jordan and Raymond Harbert may be deemed to be the beneficial owners of 1,282,641 Shares, which constitutes 5.56% of the Shares, based upon 23,063,119* shares outstanding as of the date hereof.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,282,641 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,282,641 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,282,641 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,282,641 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,282,641 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,282,641 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,282,641 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,282,641 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,282,641 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,282,641 Shares.

Todd N. Jordan has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,282,641 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,282,641 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,282,641 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,282,641 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 99.2. All such transactions were carried out in open market transactions.

*	This outstanding Shares figure reflects the number of outstanding Shares at 23,063,119, as reported in the Issuer’s Form 10-K, filed on February 27, 2019.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1    Letter to the CEO of Bluerock Residential Growth REIT, Inc. dated March 18, 2019.

Exhibit 99.2    Schedule of transactions in Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2019
(Date)

Harbert Special Opportunity Fund, LP

By:	Harbert Special Opportunity Fund GP, LLC,
its General Partner

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Special Opportunity Fund GP, LLC*

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant*

/s/ Todd N. Jordan
Todd N. Jordan*

/s/ Raymond Harbert
Raymond Harbert*

*

This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).